

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Waqaas Al-Siddiq
Chairman, President and Chief Executive Officer
BIOTRICITY INC.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

> **Re: BIOTRICITY INC.**
> **Registration Statement on Form S-3**
> **Filed April 27, 2021**
> **File No. 333-255544**

Dear Mr. Al-Siddiq:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregory Sichenzia, Esq.